PUBLIC

15025510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 09 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69063

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 W. 10th Street, Suite A480
(No. and Street)

Indianapolis (City) Indiana (State) 46202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Campbell 646-688-4444 ext 311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPAs
(Name – *if individual, state last, first, middle name*)

3925 River Crossing, Third Floor (Address) Indianapolis (City) Indiana (State) 46240 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/19

PUBLIC

OATH OR AFFIRMATION

I, Ryan Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Localstake Marketpace, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager

Title

Notary Public

Andrew Perkins
Notary Public, State of Indiana
SEAL
My Comm. Exp. May 14, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOMERSET
CPAs AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
LOCALSTAKE MARKETPLACE, LLC
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of Localstake Marketplace, LLC, as of December 31, 2014, and the related statements of income, changes in members' equity and cash flows for the year then ended and the related notes to the financial statements. These financial statements are the responsibility of Localstake Marketplace, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Localstake Marketplace, LLC, as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Localstake Marketplace, LLC's financial statements. The Computation of Net Capital is the responsibility of Localstake Marketplace, LLC's management. Our audit procedures included determining whether the Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital. In forming our opinion on the Computation of Net Capital, we evaluated whether the Computation of Net Capital, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Somerset CPAs PC

Indianapolis, Indiana
February 26, 2015

LOCALSTAKE MARKETPLACE, LLC
Financial Statements
Year Ended December 31, 2014

LOCALSTAKE MARKETPLACE, LLC
Statement of Financial Condition
December 31, 2014

Assets

Current Assets		
Cash and cash equivalents	$	58,163
Accounts receivable		4,128
Total Current Assets		62,291
Total Assets	$	62,291

Liabilities and Member's Equity

Current Liabilities		
Accounts payable	$	11,289
Total Current Liabilities		11,289
Member's Equity		51,002
Total Liabilities and Member's Equity	$	62,291

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

Localstake Marketplace, LLC (the Company), was formed as a limited liability company in Indianapolis, Indiana during 2011. During 2012, the Company registered as a limited corporate securities broker-dealer firm with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company receives success fees and transaction fees in conjunction with private investment opportunities offered through a locally focused, online system. The system is designed to connect businesses seeking to raise capital (the Issuers) with accredited and non-accredited U.S. individual and institutional investors. The Company does not require the services of a clearing firm in order to conduct its business. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(i).

Entity

These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the assets, liabilities, revenues or expenses of the individual member.

The Company's duration shall be perpetual, unless dissolved in accordance with the operating agreement.

Revenue Recognition

Issuers pay the Company an application fee to cover initial due diligence expenses. After an engagement letter is signed by both parties, revenue is recognized when the application fee is invoiced.

Issuers pay the Company a subscription fee to cover on-going due diligence and advisory services. Revenue recognition occurs when the subscription fee is charged to the Issuers according to pre-determined payment method.

Issuers pay the Company a placement fee for successfully closing a private placement transaction. Revenue recognition occurs on or after achievement of the minimum funding target and the investors' funds, net of the placement fee, are released from escrow and delivered to the issuer.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

Accounts Receivable

The Company carries its accounts receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. The Company's policy is not to accrue interest on past due receivables.

Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision has been made for federal and state income taxes since the proportionate share of the Company's income or loss is included in the tax returns of the member.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its Statement of Income.

The Company's federal and state income tax returns for 2011 through 2014 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note B - Related Party Transactions:

The Company is wholly owned by Localstake, LLC (the Parent). Effective February 3, 2012, the Company and Parent entered into an expense sharing agreement which allocated a percentage of shared operating expenses to the Company, and expenditures were $103,921 for the year ended December 31, 2014. In addition, the Company had an outstanding payable due to the Parent of $8,789 at December 31, 2014.

The Parent also wholly owns Stake Management, LLC (Stake). The Company has an indefinite lived agreement in place with Stake requiring monthly payments of $500 per month for the right to use Stake's investor platform software, and expenditures were $6,000 for the year ended December 31, 2014.

Note C - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with primarily one financial institution. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Note D - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $5,000. At December 31, 2014, the Company's net capital was $46,874 which was $41,874 in excess of its minimum net capital requirement. There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the unaudited Part II of Form X-17A-5 as of December 31, 2014.

Note E - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2014, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note F - Subsequent Events:

The Company has evaluated subsequent events through February 26, 2015, the date on which the financial statements were available to be issued.

SOMERSET
CPAs AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
LOCALSTAKE MARKETPLACE, LLC
Indianapolis, Indiana

We have reviewed management's statements, included in the accompanying Localstake Marketplace, LLC exemption report, in which (1) Localstake Marketplace, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Localstake Marketplace, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) Localstake Marketplace, LLC stated that Localstake Marketplace, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Localstake Marketplace, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Localstake Marketplace, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Somerset CPAs PC

Indianapolis, Indiana
February 26, 2015

3925 River Crossing Pkwy, Suite 300 | Indianapolis, IN 46240 | 317.472.2200/800.469.7206 | somersetcpas.com

localstake
our city. our investment. our growth.

February 25, 2015

Localstake Marketplace, LLC

To Whom It May Concern:

On behalf of Localstake Marketplace LLC, I, as FinOp, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- Localstake Marketplace LLC claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- Localstake Marketplace LLC did not hold any customer funds or securities at any time during the year.
- Localstake Marketplace LLC met the identified exemption provisions throughout the reporting period of June 1st thru December 31, 2014 without exception.

Robert Campbell
FinOp, Localstake Marketplace, LLC

Brandon Smith
CCO, Localstake Marketplace, LLC